UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 0-2989

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Consent of Independent Registered Public Accounting Firm	EX-23.1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES
PARTICIPATING INVESTMENT PLAN

By: /s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By: /s/ Sara E. Foster
Sara E. Foster
Co-Chairperson, Retirement Committee

Date: June 28, 2016

Report of Independent Registered Public Accounting Firm
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Kansas City, Missouri
June 28, 2016

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
ASSETS

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$150,818,622	$160,410,872
Fidelity Retirement Money Market Fund	4,452,012	3,739,952
Commerce Bancshares, Inc. Common Stock Fund	155,270,634	164,150,824

Mutual funds	384,249,598	377,399,669
Total investments	539,520,232	541,550,493

Notes receivable from participants	10,542,558	10,740,092

Total assets	550,062,790	552,290,585

LIABILITIES

Excess contributions payable	—	—

Net assets available for benefits	$550,062,790	$552,290,585

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015, 2014, and 2013

	2015	2014	2013
Additions to Net Assets Attributable to:
Investment income:
Interest	$4,477	$3,407	$3,568
Dividends	16,992,465	21,580,253	12,906,876
Net appreciation (depreciation) in fair value of investments	(13,885,281)	7,311,280	90,079,357
Total investment income	3,111,661	28,894,940	102,989,801

Interest income on notes receivable from participants	448,655	444,020	424,074

Contributions:
Participant	22,629,336	20,703,996	19,732,061
Employer	12,836,022	12,935,735	13,244,374
Participant rollover	2,079,173	2,971,744	2,081,046
Total contributions	37,544,531	36,611,475	35,057,481
Total additions	41,104,847	65,950,435	138,471,356

Deductions from Net Assets Attributable to:
Distributions to participants	(43,233,878)	(42,427,094)	(32,121,465)
Administrative expenses	(98,764)	(68,407)	(53,212)
Total deductions	(43,332,642)	(42,495,501)	(32,174,677)

Net increase (decrease)	(2,227,795)	23,454,934	106,296,679
Net assets available for benefits:
Beginning of year	552,290,585	528,835,651	422,538,972
End of year	$550,062,790	$552,290,585	$528,835,651

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
Years ended December 31, 2015, 2014, and 2013

(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of the first day of the month following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, a subsidiary of the Company, is the trustee of the Plan. There were 4,600 and 4,462 participants with balances in the Plan at December 31, 2015 and 2014, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $18,000 in 2015, and $17,500 in both 2014 and 2013). These participant contributions are made on a pre-tax basis. Effective July 1, 2013, the Company also offered employees the option to make Roth contributions. The Roth contributions made by the employee are included in the employees income at the time deferred and are segregated with a separate Roth account within the Plan. The Roth contributions, together with the participant's pre-tax contributions, are subject to the limitations above. Additionally, participants who attained the age of 50 could contribute an additional $6,000 of catch-up contributions in 2015, and $5,500 in both 2014 and 2013. The catch-up contributions are not subject to the employer matching contribution.

The Company's matching contribution is a graded matching percentage from 50% - 100% determined by age plus years of employment on the first 7% of eligible compensation.  Additionally, the Company may make a discretionary contribution. In 2015, the Company made no discretionary contribution. In 2014 and 2013, the Company made discretionary contributions of $859,000 and $1,600,000, respectively. Discretionary contributions are included in Employer Contributions in the statements of changes in net assets available for benefits.

Participants have the option to direct the investment of their contributions and the matching employer's contributions in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Bond Fund, Commerce Short Term Government Bond Fund, Vanguard Total Stock Market Index Fund, Vanguard Small Cap Value Index Fund Institutional Class, Fidelity Retirement Government Money Market Fund, Fidelity Retirement Government Money Market Fund II, Fidelity Mid Cap Value Fund, Spartan 500 Index Fund Institutional Class, 3rd Ave. Real Estate Value Fund, Dodge & Cox International Stock Fund, Columbia Acorn International Fund, DFA Emerging Markets Value Fund, Invesco Small Cap Growth Fund R5 Class, Morgan Stanley Institutional Mid Cap Growth Fund I Class, Spartan International Index Fund Advantage Class, Spartan U.S. Bond Index Fund Institutional Class, American Century Inflation Adjusted Fund, ABF Large Cap Value Fund - Institutional, T. Rowe Price Blue Chip Growth, T. Rowe Price Retirement 2005, T. Rowe Price Retirement 2010, T. Rowe Price Retirement 2015, T. Rowe Price Retirement 2020, T. Rowe Price Retirement 2025, T. Rowe Price Retirement 2030, T. Rowe Price Retirement 2035, T. Rowe Price

Retirement 2040, T. Rowe Price Retirement 2045, T. Rowe Price Retirement 2050, T. Rowe Price Retirement 2055, and T. Rowe Price Retire Balance. The Commerce Growth Fund was eliminated as an investment option during 2015.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan. Effective July 1, 2013, participants may rollover Roth funds into a segregated Roth account within the Plan.

Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions, and an allocation of Plan earnings and administrative expenses. The earnings allocation is based on the performance of the participant's allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant's account.

Participants may make transfers between existing fund balances at any time. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Current Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of vesting service	Percentage vested

Less than 3	0%
3 or more	100

A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant's years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company's contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company's contribution by $312,201 in 2015, $178,272 in 2014 and $143,009 in 2013. The balance of unallocated forfeitures available to offset future Company contributions amounted to $18,171 and $21,878 at December 31, 2015 and 2014, respectively.

Notes Receivable from Participants

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years. The loans are secured by the balance in the participant's account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incidental to the administration of the Plan may be paid by the Company, and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans is deducted from the respective participant's account. The Company elected to pay substantially all other administration fees for the years ended December 31, 2015, 2014 and 2013 and presently intends to continue to do so, although the Company can, at its discretion, discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investments

The Plan's investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value, and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant's accounts. Refer to the Fair Value Measurements note for additional valuation information.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the money market and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants
Loans to participants are carried at amortized cost and are measured as the unpaid principal balance plus any accrued but unpaid interest. Delinquent participation loans are reclassified as distributions, based upon the terms of the Plan document.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(4)	Company Stock Fund

The Company Stock Fund is accounted for on a unit accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2015 and 2014, the cash reserve totaled $4,452,012 and $3,739,952, respectively.

In January 1995, all assets held by the Company's qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2015 and 2014 and is held as units of the Company Stock Fund. At December 31, 2015 and 2014, 649 and 733 participants, respectively, had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2015, 2014, and 2013, is as follows:

	2015	2014	2013
Beginning balance:	$28,870,832	$29,475,047	$24,042,291
Net appreciation in fair value of
investments	537,763	666,870	6,874,181
Distributions to participants	(1,884,105)	(1,271,085)	(1,441,425)
Ending balance	$27,524,490	$28,870,832	$29,475,047

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2015, 2014 and 2013, total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2015	2014	2013
Portion of dividend reinvested in Company stock	$1,523,935	$1,499,437	$1,427,382
Portion of dividend distributed to participants	1,598,189	1,687,868	1,761,557
Dividends paid on shares of Company stock	$3,122,124	$3,187,305	$3,188,939

(5)	Investments

The following table sets forth investments that represent 5% or more of the market value of the Plan's net assets at December 31, 2015 and 2014:

	2015	2014
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$150,818,622	$160,410,872
Fidelity Retirement Government Money Market Fund II	4,452,012	3,739,952
Total Common Stock Fund	155,270,634	164,150,824
T. Rowe Price Blue Chip Growth	47,482,616	42,018,910
Spartan 500 Index Fund - Institutional Class	41,091,362	39,799,007
Vanguard Total Stock Market Index Fund	35,421,028	35,811,155
Commerce Bond Fund	29,919,321	28,962,720
ABF Large Cap Value Fund - Institutional*	24,237,611	29,745,779
* Investments represented 5% or more of the Plan's net assets at December 31, 2014 only.

During 2015, 2014, and 2013, the Plan's investments appreciated (depreciated) in value as follows:

	2015	2014	2013
Company Stock Fund	$4,328,687	$2,775,278	$44,091,377
Mutual Funds	(18,213,968)	4,536,002	45,987,980
	$(13,885,281)	$7,311,280	$90,079,357

(6)	Federal Income Taxes

In a determination letter dated March 1, 2016, the Internal Revenue Service stated that the Plan met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees' taxable income until the year or years in which they are distributed or made available to them.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(7)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank. The Company Stock Fund also includes shares of Company common stock. Transactions in these funds qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company, custodian of the Plan, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Transactions in these funds are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2015, 2014, and 2013 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2015
Company Stock Fund	748,826	$21,152,491	1,211,420	$34,361,369	$9,933,686
Commerce Mutual Funds	493,891	9,668,280	473,277	9,064,107	(13,811)

2014
Company Stock Fund	661,085	$17,834,669	942,926	$25,685,490	$6,975,465
Commerce Mutual Funds	586,441	11,854,392	1,347,947	38,511,554	6,000,331

2013
Company Stock Fund	790,595	$19,632,840	1,394,484	$33,798,205	$8,365,632
Commerce Mutual Funds	743,380	16,757,078	866,000	18,245,935	664,794

(8)	Excess Contributions Payable

Contributions received from participants are net of payments made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  There were no excess deferral contributions received from participants during 2015 or 2014.

(9)	Fair Value Measurements

The Plan follows the Financial Accounting Standards Board's (FASB) guidance for fair value measurements. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value. For accounting disclosure purposes, a three-level valuation hierarchy of fair value measurements has been established. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to market observable data for similar assets and liabilities. To the extent certain assets and liabilities are not actively traded in observable markets, the Plan would use alternative valuation techniques to derive an estimated fair value measurement.

Following is a description of the Plan's valuation methodologies used for assets measured at fair value on a recurring basis:

Common Stock

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the inputs to these assets are quoted prices in an active market, the measurements are classified as Level 1.

Mutual Funds

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are quoted prices in an active market, the measurements are classified as Level 1.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014. There were no transfers between levels in the hierarchy in 2015 or 2014.

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$150,818,622	$150,818,622	$—	$—
Short Term Fixed Income
Mutual Fund	4,452,012	4,452,012	—	—

Mutual Funds:
Large Cap	148,232,617	148,232,617	—	—
Mid Cap	29,070,712	29,070,712	—	—
Small Cap	26,384,754	26,384,754	—	—
International	26,993,948	26,993,948	—	—
International Emerging Markets	3,547,407	3,547,407	—	—
Specialty	3,249,774	3,249,774	—	—
Target Date
Blended Fund	67,172,603	67,172,603	—	—
Other Blended
Fund	792,940	792,940	—	—
Fixed Income	41,031,426	41,031,426	—	—
Other Income	2,671,096	2,671,096	—	—
Short-Term
Fixed Income	35,102,321	35,102,321	—	—
	$539,520,232	$539,520,232	$—	$—

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2014	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$160,410,872	$160,410,872	$—	$—
Short Term Fixed Income
Mutual Fund	3,739,952	3,739,952	—	—

Mutual Funds:
Large Cap	147,374,851	147,374,851	—	—
Mid Cap	33,511,562	33,511,562	—	—
Small Cap	27,302,085	27,302,085	—	—
International	28,577,007	28,577,007	—	—
International Emerging Markets	3,522,665	3,522,665	—	—
Specialty	3,287,375	3,287,375	—	—
Target Date
Blended Fund	58,917,495	58,917,495	—	—
Other Blended
Fund	906,793	906,793	—	—
Fixed Income	39,806,500	39,806,500	—	—
Other Income	2,380,141	2,380,141	—	—
Short-Term
Fixed Income	31,813,195	31,813,195	—	—
	$541,550,493	$541,550,493	$—	$—

(10)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(11)	Plan Amendment

There were no significant amendments to the Plan in 2015 or 2014.

During 2013, the Plan was amended as follows:

•	To provide that employees are eligible to participate in the Plan as of the first day of the month following the completion of thirty days of service.

•
To allow employee contributions and rollovers into a separate Roth Account within the Plan. The Roth Account assets are segregated from other Plan assets, and if no election as to the type of contribution is made, the contributions are deemed to be salary redirection (pre-tax) contributions. Total employee contributions, including both pre-tax contributions and Roth contributions, are subject to the annual maximum dollar deferral specified in the Internal Revenue Code.

•
To reflect requirements identified by the Internal Revenue Service during their review of the Plan's determination letter application. These amendments did not have a significant impact on the Plan financial statements.

(12)	New Accounting Pronouncements

During 2015, there were no new accounting pronouncements adopted by the Plan.

(13)	Subsequent Events

The Company has evaluated subsequent events from the date of the statement of net assets available for benefits through June 28, 2016, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

				Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2015
		Number
(a)	(b) Identity of issue	of shares/units	(d) Cost	(e) Fair Value

*	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	3,540,873	**	$150,818,622
*	Fidelity Retirement Government Money Market Fund II	4,452,012	**	4,452,012
	Total Common Stock Fund	5,463,428		155,270,634

	Mutual Funds
	3rd Ave. Real Estate Value Fund	113,114	**	3,249,774
	ABF Large Cap Value Fund - Institutional	990,908	**	24,237,611
	American Century Inflation Adjusted Fund	237,431	**	2,671,096
	Columbia Acorn International Fund	90,309	**	3,532,868
*	Commerce Bond Fund	1,521,064	**	29,919,321
*	Commerce Short Term Government Bond Fund	342,067	**	5,917,766
	DFA Emerging Markets Value Fund	173,893	**	3,547,407
	Dodge & Cox International Stock Fund	523,216	**	19,086,926
*	Fidelity Mid Cap Value Fund	477,519	**	10,667,766
*	Fidelity Retirement Government Money Market Fund	13,968,365	**	13,968,365
*	Fidelity Retirement Government Money Market Fund II	21,133,956	**	21,133,956
	Invesco Small Cap Growth Fund R5 Class	362,814	**	12,800,087
	Morgan Stanley Institutional Mid Cap Growth Fund I Class	562,094	**	18,402,946
*	Spartan 500 Index Fund Institutional Class	572,223	**	41,091,362
*	Spartan International Index Fund Advantage Class	121,741	**	4,374,154
*	Spartan U.S. Bond Index Fund Institutional Class	452,075	**	5,194,339
	T. Rowe Price Blue Chip Growth	656,018	**	47,482,616
	T. Rowe Price Retirement 2005	33,990	**	422,497
	T. Rowe Price Retirement 2015	549,117	**	7,511,918
	T. Rowe Price Retirement 2025	789,980	**	11,810,208
	T. Rowe Price Retirement 2035	381,177	**	6,018,781
	T. Rowe Price Retirement 2045	200,428	**	3,038,494
	T. Rowe Price Retirement 2055	73,739	**	937,229
	T. Rowe Price Retirement 2050	311,265	**	3,965,513
	T. Rowe Price Retire Balance	55,684	**	792,940
	T. Rowe Price Retirement 2040	330,128	**	7,454,283
	T. Rowe Price Retirement 2030	539,385	**	11,763,978
	T. Rowe Price Retirement 2020	643,151	**	12,663,634
	T. Rowe Price Retirement 2010	93,961	**	1,586,068
	Vanguard Small Cap Value Index Fund Institutional Class	572,468	**	13,584,667
	Vanguard Total Stock Market Index Fund	697,264	**	35,421,028

	Total Mutual Funds			384,249,598

	Total assets held for investment purposes			539,520,232

	Loans to Participants--Interest rates on these loans
	range from 3.25% to 8.50%			10,542,558
	Total assets			$550,062,790

	* Party-in-interest as defined by ERISA.
	** In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost
	component of participant-directed investments.
	See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

23.1    Consent of Independent Registered Public Accounting Firm - KPMG LLP